SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON AUGUST 18, 2009.

1. DATE, TIME AND PLACE: August 18, 2009, at 12:00 p.m., in the head-office of the Company, at Av. Roque Petroni Junior, 1464, 6º andar, lado B, Board meeting room, Morumbi, São Paulo/ SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3.  INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation.

4.  AGENDA AND RESOLUTION: election of member of the Board of Executive Officers: the Directors, by unanimous decision, approved the replacement of the current Executive Vice-President of Finance, Planning and Control, who also exercise the duties of Investor Relations Officer, Mr. Ernesto Daniel Gardelliano, and elected to occupy the referred offices and exercise the related duties Mrs. Cristiane Barretto Sales, Brazilian, married, business manager, bearer of identity card nº 02714796-71 – SSP/BA, enrolled with the CPF/MF under nº 405.908.015-20, resident and domiciled in the Capital of the State of São Paulo, with offices at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000. It is hereby recorded that the Officer elected herein shall occupy the referred position for a term of office to end at the meeting of the Board of Directors to be held after the 2012 General Shareholders’ Meeting, and that she declared to not have been convicted for any crime provided for in the Law which might prevent her from exercising business activities.

The directors have caused it to be recorded in these minutes that they thanked for the commitment, professional behavior and dedication of, and wished success to, Mr. Ernesto Gardelliano, who is leaving the company, in order to undertake a new position in the Telefónica Group.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which were read, approved and signed by the Directors and by the Secretary, and following transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Felix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

I hereby certify that this is a faithful copy of the minutes of the special meeting of the Board of Directors, held on August 18, 2009, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.